EXHIBIT A
Transactions in the Common Stock of the Issuer by Reporting Persons During the Past 60 Days
Date	Buy/Sell	Security	Approximate Price Per Share	Amount of Shares Bought/(Sold)
06/13/2025	Buy	Common Stock	$5.94	3,564,059
06/12/2025	Buy	Common Stock	$5.47	1,005,376
06/11/2025	Buy	Common Stock	$5.24	1,029,098
06/10/2025	Buy	Common Stock	$5.05	754,134